Exhibit 99.1

BingEx Secures Strategic Investment from HLID to Accelerate Drone Delivery

BEIJING, May 18, 2026 (GLOBE NEWSWIRE) — BingEx Limited (“BingEx” or the “Company”) (Nasdaq: FLX), a leading on-demand dedicated courier services provider in China (branded as “FlashEx”), today announced that its wholly-owned subsidiary has recently signed a strategic investment agreement with Hangzhou Low-Altitude Industry Development Co., Ltd. (“HLID”).

Upon completion of the investment, FlashEx will become one of the first on-demand delivery companies in Hangzhou to receive strategic support from the city’s low-altitude industry platform, marking a meaningful step in the Company’s expansion into drone delivery and low-altitude logistics.

FlashEx is one of China’s earliest and largest on-demand dedicated courier service providers, with more than a decade of experience in intra-city delivery and a fulfillment network covering nearly 300 cities nationwide. Its dedicated one-rider, one-order model is tailored for time-sensitive, high-quality deliveries and underpins the Company’s differentiated position in the on-demand market.

Building on this foundation, FlashEx has consistently invested in cutting-edge technologies that advance its business, including intelligent dispatching, route optimization, autonomous delivery and low-altitude logistics. The Company’s real-time fulfillment infrastructure is well suited to the standardized, time-sensitive operating requirements of drone delivery. Together with its Hangzhou partners, FlashEx is building an integrated logistics network that pairs rapid aerial transport with last-mile ground fulfillment.

As of the end of April 2026, FlashEx and its Hangzhou partners had launched five drone takeoff and landing sites and 14 delivery routes across Yuhang, Shangcheng and Gongshu districts, completing approximately 3,500 paid orders over nearly 2,900 flights with a 100% safety record.

Mr. Adam Xue, Founder, Chairman and Chief Executive Officer of FlashEx, commented, “Low-altitude logistics is one of the most important directions for the future of intra-city on-demand delivery, and a core part of FlashEx’s long-term technology and growth strategy. Backed by more than a decade of operating experience and real-time fulfillment expertise, we are well positioned to integrate our experienced ground delivery network with cutting-edge low-altitude logistics technologies, improving delivery efficiency and expanding the range of services we can offer our customers.

“Our partnership with HLID will accelerate the deployment of our drone delivery services in real-world scenarios, creating a faster, safer and smarter delivery experience for our users while opening new avenues of long-term growth for the Company.”

About BingEx Limited

BingEx Limited (Nasdaq: FLX) is a pioneer in China in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. The company brands its services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through its services, FlashEx remains dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in its business.

For more information, please visit: http://ir.ishansong.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

BingEx Limited

Investor Relations

E-mail: ir@ishansong.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: FlashEx@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FlashEx@thepiacentegroup.com